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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*


                      Incara Pharmaceuticals Corporation
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                               (Name of Issuer)



                                 Common Stock
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                         (Title of Class of Securities)



                                   45324E103
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                                (CUSIP Numbers)

                                August 9, 2001
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)
________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      James D. Crapo

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)
 2.                                                             (a) [_]
                                                                (b) [_]
       Not Applicable

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      SEC USE ONLY
 3.


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      United States

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                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          525,951
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          525,951
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      525,951
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)
10.
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
       4.1%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      IN
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Item 1(a)  Name of Issuer

           Incara Pharmaceuticals Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices

           79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, P.O. Box 14287, Research Triangle Park, NC 27709-4287

Item 2(a)  Name of Person Filing

           James D. Crapo

Item 2(b)  Address of Principal Business Office, or, if None, Residence

           National Jewish Medical & Research Center, Department of Medicine, 1400 Jackson St., Denver, CO 80206


Item 2(c)  Citizenship

           United States

Item 2(d)  Title of Class of Securities

           Common Stock

Item 2(e)  CUSIP Number
           45324E103


Item 3.    Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

           Not Applicable

Item 4.    Ownership

           (a) As of August 9, 2001, Dr. Crapo beneficially owned an aggregate of 525,951 shares of the Issuer's Common Stock which includes
                (i) 369,951 shares owned by Dr. Crapo and (ii) 156,000 shares issuable upon exercise of options held by Dr. Crapo.

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           (b)  Percent of class: 4.1%. This final Schedule 13G is being filed because the ownership has decreased to less than 5% due to the issuance of additional shares of common stock on August 9, 2001 by Incara Pharmaceuticals.

           (c)  Number of shares as to which such person has:

                (i)      Sole power to vote or to direct the vote: 525,951
                (ii)     Shared power to vote or to direct the vote: 0
                (iii) Sole power to dispose or to direct the disposition of: 525,951
                (iv) Shared power to dispose or to direct the disposition of: 0


Item 5.    Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not Applicable

Item 8.    Identification and Classification of Members of the Group

           Not Applicable

Item 9.    Notice of Dissolution of Group

           Not Applicable

Item 10.   Certification

           Not Applicable
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 31, 2001
-----------------------
Date


/s/ James D. Crapo
-------------------------
James D. Crapo